Exhibit 21

Direct and Indirect Subsidiaries of CNL Healthcare Properties II, Inc.

Entity Name	State of Formation
CHP II GP, LLC	Delaware
CHP II Partners, LP	Delaware
CHP II SL Owner Holding I, LLC	Delaware
CHP II Summer Vista FL Owner, LLC	Delaware
CHP II Summer Vista FL Tenant, LLC	Delaware
CHP II TRS Holding, Inc.	Delaware